UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Wheels Up Experience Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96328L 205

(CUSIP Number)

Luis A. Avila

Assistant Secretary

Cox Enterprises, Inc.

6205 Peachtree Dunwoody Rd.

Atlanta, GA 30328

(678) 645-0448

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328L 205	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cox Investment Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 86,056,403
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 86,056,403
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,056,403
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (1)
14	TYPE OF REPORTING PERSON* (see instructions) CO

1

Percentage calculated on the basis of 696,770,484 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Wheels Up Experience Inc. (the “Issuer”), outstanding as of November 15, 2023, as reported by the Issuer on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2023.

CUSIP No. 96328L 205	13D	Page 3 of 4 Pages

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Issuer’s Class A Common Stock and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person on September 27, 2023 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by deleting the first paragraph of Item 3 and replacing it with the following:

“The responses of the Reporting Person to Items 2, 4, 5 and 6 of the Schedule 13D, as amended by this Amendment No. 1, are incorporated into this Item 3 by reference.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following to Schedule 13D:

Amendments to Credit Agreement and Investor Rights Agreement

On November 15, 2023, the Issuer entered into Amendment No. 1 to the Credit Agreement (the “Credit Agreement Amendment”) primarily to reflect the addition of two new investors (the “Additional Investors”) collectively providing incremental term loan commitments of $40 million to the Issuer, therefore increasing the aggregate principal amount of the five-year term loan facility under the Credit Agreement to $390 million. The Reporting Person’s commitments under the Credit Agreement remain unchanged.

In connection with the transactions contemplated by the Credit Agreement Amendment, the Issuer and the Investors entered into Amendment No. 1 to the Investor Rights Agreement, dated as of November 15, 2023 (the “IRA Amendment”), primarily to provide for the issuance of shares of Class A Common Stock to the Additional Investors as consideration for the transactions contemplated by the Credit Agreement Amendment.

The foregoing descriptions of the Credit Agreement Amendment and IRA Amendment do not purport to be complete and are qualified in their entirety by reference to the Credit Agreement Amendment and IRA Amendment filed as Exhibit 4 and 5 to this Schedule 13D, respectively, which are incorporated by reference herein.

Shareholder Approval and Subsequent Issuance of Shares

On November 9, 2023, the Issuer held a special meeting of stockholders and obtained the Requisite Shareholder Approval to amend the Issuer Charter Documents to, among other things, provide for an increase in the authorized Class A Common Stock as described in the Schedule 13D. On November 15, 2023, the Issuer issued to the Reporting Person an additional 65,868,736 shares of Class A Common Stock in accordance with the terms of the Investor Rights Agreement and IRA Amendment.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

“(a)

The responses by the Reporting Person set forth in Rows 7 through 13 of the cover pages hereto and Items 2, 3, 4 and 6 of the Schedule 13D, as amended by this Amendment No. 1, are incorporated into this Item 5 by reference.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by deleting the first paragraph of Item 6 and replacing it with the following:

“The responses of the Reporting Person to Items 2, 3, 4, and 5 of the Schedule 13D, as amended by this Amendment No. 1, are incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 4	Amendment No. 1 to Credit Agreement, dated as of November 15, 2023, among Wheels Up Experience Inc., as Borrower, the subsidiaries of Wheels Up Experience Inc. party thereto, as guarantors, the Reporting Person, certain other lenders party thereto, and U.S. Bank Trust Company, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).

Exhibit 5	Amendment No. 1 to Investment and Investor Rights Agreement, dated as of November 15, 2023, by and between Wheels Up Experience Inc., the Reporting Person, and the entities listed on Schedule A thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).

CUSIP No. 96328L 205	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Luis A. Avila
Luis A. Avila
(Name)

Assistant Secretary
(Title)

November 20, 2023
(Date)